SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Nikola Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

654110105
(CUSIP Number)

June 18, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654110105	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS VectoIQ Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 654110105	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Stephen Girsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 1,754,344
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,754,344
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,344
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 *%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Less than 1%.

CUSIP No. 654110105	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Nikola Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4141 E Broadway Road, Phoenix, AZ 85040.

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	VectoIQ Holdings, LLC (the “Sponsor”)

(ii)	Stephen Girsky

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 1354 Flagler Drive, Mamaroneck, NY 10543.

Item 2(c).	Citizenship:

VectoIQ Holdings, LLC is a Delaware limited liability company and Mr. Girsky is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”).

*On June 18, 2020, the Sponsor transferred an aggregate of 4,586,132 Shares and 525,909 warrants to purchase Shares (the “Warrants”) to the members of the Sponsor, including Stephen Girsky, representing all of the Shares and Warrants previously held by the Sponsor.

Item 2(e).	CUSIP Number:

The CUSIP for the Shares is 654110105. The CUSIP for the Warrants is 654110113.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 654110105	13G	Page 5 of 7 Pages

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________

Not Applicable.

Item 4.	Ownership.

The ownership information presented below represents beneficial ownership of Shares as of June 3, 2020, based upon 360,904,478 Shares outstanding as of June 3, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 8, 2020, and assumes the exercise of the Warrants held by the Reporting Persons to purchase Shares.

Reporting Person	Number of Shares Owned
VectoIQ Holdings, LLC:	Beneficially Owned:	0
	Percent of Class:	0.0%
	Sole Voting Power:	0
	Shared Voting Power:	0
	Sole Disposition Power:	0
	Shared Disposition Power:	0

Stephen Girsky:	Beneficially Owned:	1,754,344
	Percent of Class:	0.5%
	Sole Voting Power:	1,754,344
	Shared Voting Power:	0
	Sole Disposition Power:	1,754,344
	Shared Disposition Power:	0

The securities described above are held directly by Stephen Girsky.

CUSIP No. 654110105	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

This filing group has been dissolved and further statements on either Schedule 13G or Schedule 13D, with respect to the group members’ interest in the Shares, will be filed separately by the group members in their individual capacity to the extent required.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 654110105	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 22, 2020

VECTOIQ HOLDINGS, LLC

By:	/s/ Stephen Girsky
	Name:	Stephen Girsky
	Title:	Authorized Representative

/s/ Stephen Girsky
	Name:	Stephen Girsky